Exhibit 99.1

FOR IMMEDIATE RELEASE:	November 12th, 2014	PR 14-17

Atna Reports Third Quarter 2014 Earnings and Operations Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today released unaudited interim financial results for the Company’s third quarter ended September 30, 2014. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR, on EDGAR, or on the Company’s website at www.atna.com.

Financial Results

•	Cash provided by operating activities in Third Quarter 2014 totaled $2.7 million. An operating loss of $1.8 million and a net, after-tax loss of $2.9 million, ($0.01) per weighted average share, were recognized.
•	The Company had net working capital (current assets less current liabilities) of $9.6 million and cash of $0.6 million at September 30, 2014.

Operating Results

•	Briggs generated $3.7 million in operating cash flow in the Third Quarter 2014.
•	The newly restarted Pinson Underground contributed $0.5 million in operating cash flow in the Third Quarter 2014.
•	The average cash cost per ounce at Briggs in Third Quarter 2014 decreased to $1,042 from $1,056 in Second Quarter 2014. All-in sustaining cost decreased to $1,190 per ounce from $1,215 in Second Quarter 2014.
•	Revenues totaled $10.1 million in the Third Quarter 2014 on the sale of 7,800 ounces at an average gold price of $1,285 per ounce. Ounces sold decreased 6 percent over Second Quarter 2014 and 15 percent over Third Quarter 2013. The average selling price decreased 1 percent over Second Quarter 2014 and decreased 2 percent over Third Quarter 2013.
•	In its first quarter of operations, Pinson Underground mined a total of 4,420 tons of ore at an average grade of 0.383 ounce per ton, containing approximately 1,700 ounces of gold.
•	Atna successfully completed the first long-hole mining test at Pinson. A total of 1,745 tons of ore grading 0.451 ounce per ton of gold was produced from the 30-foot-high test stope.
•	Atna completed an NI 43-101 compliant Technical Report titled “Pinson Project, Preliminary Feasibility Study Humboldt County, Nevada” detailing resources and reserves for both the Pinson Underground and the Mag Pit. The Technical Report, dated October 15, 2014, was filed on SEDAR on October 17, 2014.

Conference Call

Management will host a conference call on Thursday, November 13th, 2014, at 11:00a.m. Eastern Time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID # 33831568

A replay of the call will be available through 8:00p.m Eastern on Friday, November, 14 2014, by dialing (855) 859-2056 or (404) 537-3406, reference conference ID # 33831568

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2012 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors --- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	September 30,	December 31,
BALANCE SHEETS	2014	2013

ASSETS
Current assets	$20,683,500	$20,296,500
Non-current assets	89,839,800	91,980,800

Total assets	110,523,300	112,277,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	11,113,600	27,336,300
Notes payable - long term	23,170,300	1,430,400
Other non-current liabilities	5,308,300	7,000,600
Shareholders' equity	70,931,100	76,510,000

Total liabilities and shareholders’ equity	$110,523,300	$112,277,300

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
STATEMENTS OF OPERATIONS	2014	2013	2014	2013

Revenues	$10,085,500	$12,030,500	$30,693,200	$34,336,100
Cost of sales, inclusive of adjustments to inventory	11,301,900	10,021,700	32,158,600	30,804,300
General and administrative expense	736,000	1,273,400	2,902,000	3,785,700
Exploration (recovery) expense	(230,800)	20,000	297,400	385,800
Property maintenance expense	111,500	728,000	704,200	874,300
Recovery of prior impairment	-	-	(75,500)	-
Other expenses, net	1,100,300	1,159,300	1,544,500	514,600
Income tax recovery	-	-	-	(576,400)
Net loss	(2,933,400)	(1,171,900)	(6,838,000)	(1,452,200)

Comprehensive loss	(2,942,500)	(1,550,500)	(8,316,700)	(923,900)

Basic and diluted income per share	$(0.01)	$(0.01)	$(0.03)	$(0.01)

Basic weighted-average shares outstanding	197,719,618	146,400,578	196,355,358	146,400,578

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$684,700	$2,101,600	$789,900	$19,342,900
Net cash provided by (used in) operating activities	2,672,900	(113,400)	386,900	6,785,600
Net cash used in investing activities	(3,681,700)	(2,476,400)	(5,285,200)	(20,623,900)
Net cash provided by (used in) financing activities	981,600	3,329,400	4,769,000	(2,527,000)
Effect of exchange rate changes on cash	(13,500)	(19,100)	(16,600)	(155,500)

Cash and cash equivalents, end of the period	$644,000	$2,822,100	$644,000	$2,822,100